August 1, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	SRM Entertainment, Inc.
Registration Statement on Form S-1
File No. 333-272250

Ladies and Gentleman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SRM Entertainment, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. Eastern Time, August 3, 2023, or as soon as practicable thereafter.

Very truly yours,

SRM Entertainment, Inc.

By:	/s/ Richard Miller
Richard Miller
Chief Executive Officer